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                                      [Baldwin Piano & Organ Company Letterhead]
                                                              4680 Parkway Drive
                                                            Mason, OH 45040-5301
                                                     800.876.2976 - 513.754.4500
                                                            www.baldwinpiano.com


[BALDWIN LOGO]

--------------------------------------------------------------------------------

CONTACTS:   Duane Kimble                                Joel Pomerantz
            Baldwin Piano                               The Dilenschneider Group
            (513) 754-4647                              (212) 922-0900



                   BALDWIN PIANO REPORTS FIRST-QUARTER RESULTS


                 MUSIC - PLANT CONSOLIDATION AHEAD OF SCHEDULE;
            CONTRACT ELECTRONICS - INFRASTRUCTURE FIXES ON SCHEDULE;
                        RETAIL FINANCING - REVENUE UP 8%

MASON, OH, April 27, 1999--Baldwin Piano and Organ Company (NASDAQ:BPAO) today announced results for the first quarter ended March 31, 1999, noting that the adverse impact of low-price Asian piano imports continued to negatively impact Baldwin's Music business.

         Total first-quarter sales fell 4 percent to $30.5 million, down from $31.7 million a year ago. Net losses for the period, before expected restructuring and other non-recurring costs were $911,000, or 26 cents per share, versus first-quarter earnings a year ago of $370,000, or 11 cents per share. Previously disclosed restructuring charges and other non-recurring costs related to the consolidation of grand piano assembly operations amounted to $930,000, or 27 cents per share, resulting in a total first-quarter net loss $1,841,000, or 53 cents per share.

         The company also said that it still expects the consolidation of grand piano assembly operations in Trumann, Arkansas to yield annual pre-tax savings of at least $2.0 million.

         Karen L. Hendricks, chairman, president and chief executive officer of Baldwin said, "The 10 percent year-to-year decline in first-quarter Music sales was primarily a function of price concessions required to compete with Asian imports. The impact was not felt until second quarter 1998, when these low-priced imports began in earnest. We remain hopeful that the Asian import situation may be diminishing. While unacceptably high, the first-quarter sales shortfall of 10 percent was substantially below the 17 percent decline recorded in the fourth quarter of 1998.

                                     -more-


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                                       -2-

         "Significant progress has also been made in laying the groundwork that will return Baldwin to sustained profitability. Both ongoing restructuring efforts -- the consolidation of grand piano assembly operations and the infrastructure fixes at Contract Electronics -- should be completed by the end of the second quarter. Start-up for our new piano plate supplier is on track to deliver 10 percent savings on this key component. We expect a significant improvement in second-half operating performance as cost savings begin to flow through to the bottom line."

         Ms. Hendricks continued, "During the first quarter, headcount was reduced by 138 people or 7.5 percent, with another reduction of 52 people expected during the second quarter, as we complete the plant consolidation. Personnel reductions and continuing productivity improvements are directly related to the implementation of synchronous manufacturing techniques at our Music and Contract Electronics operations."

         The company also noted that first-quarter Contract Electronics (CE) sales grew 10 percent to $11.7 million, up from $10.7 million a year ago. This growth was entirely attributable to existing customers because Baldwin elected not to accept business from new customers until CE's upgraded infrastructure is operating smoothly.

         Strong ongoing demand for pianos was responsible for an 8 percent increase in Retail Financing revenue, which rose to $2.4 million, up from $2.2 million for the same period last year. The company said it produced $1 million of positive cash flow during the first quarter, compared with negative cash flow of $9.6 million a year earlier. Positive cash flow was a function of the company's successful ongoing efforts to reduce inventories and receivables.

         Baldwin Piano & Organ Company has marketed keyboard musical products for over 137 years and has been providing consumer financing for the keyboard industry for nearly a century. Baldwin, maker of America's best selling pianos, also manufactures electronic and electro-mechanical components for Original Equipment Manufacturers.

                                      # # #

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:
      This release contains forward looking statements that are subject to risks and uncertainties, including, but not limited to, the impact of competitive products and pricing, product demand and market acceptance, reliance on key strategic alliances, fluctuations in operating results and other risks detailed from time to time in the company's filings with the Securities and Exchange Commission.

       (Unaudited Condensed Earnings Statement and Balance Sheet Attached)

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                                           BALDWIN PIANO & ORGAN COMPANY AND SUBSIDIARIES
                                                  CONSOLIDATED SUMMARY OF EARNINGS
                                              (In Thousands, except earnings per share)


                                                                                                 Three Months Ended
                                                                                                      March 31,
                                                                                      -------------------------------------
                                                                                          unaudited            unaudited
                                                                                            1999                 1998
                                                                                      ----------------      ---------------

Net sales                                                                                  $ 30,514             $ 31,687
Cost of goods sold(1)                                                                        27,885               26,373
                                                                                           --------             --------
  Gross profit                                                                                2,629                5,314
Interest income on installment receivables                                                    2,406                2,234
Other operating income, net                                                                     256                  417
Selling, general and administrative                                                          (7,322)              (6,782)
Interest expense                                                                               (938)                (585)
                                                                                           --------             --------
  Earnings (loss)before income taxes                                                         (2,969)                 598
Income taxes                                                                                 (1,128)                 228
                                                                                           --------             --------
  Net earnings (loss)                                                                      $ (1,841)            $    370
                                                                                           ========             ========

Basic earnings (loss) per share                                                            $  (0.53)            $   0.11
                                                                                           ========             ========
Diluted earnings (loss) per share                                                          $  (0.53)            $   0.11
                                                                                           ========             ========
Average number of shares outstanding                                                          3,453                3,445
                                                                                           ========             ========
Diluted number of shares outstanding                                                          3,453                3,520
                                                                                           ========             ========
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   (1) DURING THE QUARTER ENDED MARCH 31, 1999, THE COMPANY RECOGNIZED THE
       EXPECTED RESTRUCTURING AND OTHER NON-RECURRING COSTS ASSOCIATED WITH THE
       CONSOLIDATION OF GRAND PIANO ASSEMBLY TO ITS TRUMANN, ARKANSAS, FACILITY
       OF $1.5 MILLION PRE-TAX OR 27 CENTS PER SHARE.

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                                                CONSOLIDATED SUMMARY BALANCE SHEETS
                                                           (In Thousands)

                                                                 unaudited          unaudited         December 31,
                                                              March 31, 1999      March 31,1998           1998
                                                              --------------      -------------       ------------
Assets
  Receivables, net                                               $ 20,717            $ 23,970            $ 23,273
  Inventories                                                      49,528              42,252              51,089
  Other current assets                                              5,190               6,458               8,427
                                                                 --------            --------            --------
    Total current assets                                           75,435              72,680              82,789
  Installment receivables, less current portion                    15,066              15,505              14,616
  Property, plant and equipment, net                               22,701              21,391              22,724
  Other assets                                                     17,946              12,214              17,121
                                                                 --------            --------            --------
    Total assets                                                 $131,148            $121,790            $137,250
                                                                 ========            ========            ========

Liabilities and Shareholders' Equity
  Current portion of long-term debt                              $ 11,204            $  3,125            $ 11,380
  Other liabilities                                                14,911              15,954              17,800
                                                                 --------            --------            --------
    Total current liabilities                                      26,115              19,079              29,180
  Long-term debt, less current portion                             41,955              35,027              42,817
  Other liabilities                                                 3,655               6,475               3,978
  Shareholders' equity                                             59,423              61,209              61,275
                                                                 --------            --------            --------
    Total liabilities and shareholders' equity                   $131,148            $121,790            $137,250
                                                                 ========            ========            ========

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